Exhibit 12.1
ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

In April 2015, a wholly-owned subsidiary of the Partnership merged with Regency, with Regency surviving as a wholly-owned subsidiary of the Partnership (the “Regency Merger”). The Regency Merger was a combination of entities under common control; therefore, Regency’s assets and liabilities were not adjusted. The Partnership’s consolidated financial statements have been retrospectively adjusted to reflect consolidation of Regency for all prior periods subsequent to May 26, 2010 (the date ETE acquired Regency’s general partner).

	Years Ended December 31,
	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense, net	$1,317	$1,291	$1,165	$1,013	$788
Capitalized interest	200	163	101	45	101
Interest charges included in rental expense	9	19	17	16	6
Distribution to the Series A Convertible Redeemable Preferred Units	—	3	3	6	8
Accretion of the Series A Convertible Redeemable Preferred Units	—	—	—	—	1
Total fixed charges	1,526	1,476	1,286	1,080	904
Earnings:
Income from continuing operations before income tax expense and noncontrolling interest	438	1,398	1,593	810	1,817
Less: equity in earnings of unconsolidated affiliates	59	469	332	236	212
Total earnings	379	929	1,261	574	1,605
Add:
Fixed charges	1,526	1,476	1,286	1,080	904
Amortization of capitalized interest	18	11	8	6	5
Distributed income of equity investees	406	440	291	313	208
Less:
Interest capitalized	(200)	(163)	(101)	(45)	(101)
Income available for fixed charges	$2,129	$2,693	$2,745	$1,928	$2,621

Ratio of earnings to fixed charges	1.40	1.82	2.13	1.79	2.90